Mail Stop 4561

March 10, 2008

VIA USMAIL and FAX (212) 593 - 8794

Mr. James S. Lusk
Executive Vice President and Chief Financial Officer
ABM Industries Incorporated
551 Fifth Avenue, Suite 300
New York, New York 10176

> **Re: AMB Industries Incorporated**
> **Form 10-K as of October 31, 2007**
> **Filed on December 21, 2007**
> **File No. 001-08929**

Dear Mr. James S. Lusk:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED OCTOBER 31, 2007

Item 1, Business, page 3

1.   Please provide us with documentation supporting your statement on page 4 that ABM Engineering Services Company is "the only national engineering services provider of on-site operating engineers to earn" the ISO 9000 Certification.

Item 3. Legal Proceedings, page 12

2.   We note disclosure on page 35 under "Contingencies and Litigation," which states that you have been named as a defendant in certain environmental proceedings. Please tell us why you have not included disclosure about those proceedings in Item 3. Refer to Instruction 5 to Item 103 of Regulation S-K.

Item 9A. Controls and Procedures

3.   We note that you performed an evaluation of the effectiveness of the design and operations of your disclosure controls and procedures and concluded they were adequate.   Pursuant to Item 307 of Regulation S-K as amended by Release No. 33-8238: Management's Reports on Internal Control over Financial Reporting and Certification of Disclosures in Exchange Act Periodic Reports, effective August 14, 2003, you must conclude whether your disclosure controls and procedures are effective or ineffective.   Please clarify to us what your conclusion was.

Item 11. Executive Compensation (incorporated by reference to the proxy statement)

4.   Refer to the discussion of Annual Bonus and the 2007 PIP objectives for NEOs other than the CEO. Please provide a significantly expanded analysis of the bonus amounts paid to individual officers. Disclose the target amounts for company net income, business unit pre-tax income, days sales outstanding targets used to determine bonus amounts. Describe in more detail the individual and department performance objectives. Provide a substantive analysis of how the Compensation Committee applied these objectives to determine individual compensation amounts. Refer to Item 402(b)(2)(vii) of Regulation S-K. Provide this disclosure in future filings and explain to us how you intend to comply.

5.   We note that incentive compensation consists of options, restricted stock units, and performance shares. Please tell us whether the performance shares are included in the summary compensation table. If so, provide footnote disclosure to clarify where these amounts appear in the table. Provide this disclosure in future filings and explain to us how you intend to comply.

Item 13. Certain Relationships and Related Transactions, and Director Independence (incorporated by reference to the proxy statement)

6.   Please tell us why the disclosure beginning on page 35 of the proxy statement does not include a discussion of the settlement payments to Security Services of America, LLC. We note the disclosure in Note 1 to your financial statements.

* * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Wilson K. Lee at (202) 551-3468 or me at (202) 551-3498 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg at (202) 551–3404 with any other questions.

Sincerely,

Linda Van Doorn
Senior Assistant Chief Accountant